BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Jefferies LLC

520 Madison Avenue

New York, New York 10022

Evercore Group L.L.C.

55 E 52nd Street

New York, New York 10055

November 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vaxxinity, Inc.

Registration Statement on Form S-1

File No. 333-260163

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Vaxxinity, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 p.m., Eastern Time, on November 10, 2021, or as soon thereafter as is practicable, or at such other time as the Company or its outside counsel, Cravath Swaine & Moore LLP, request by telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, advise you that approximately 995 copies of the preliminary prospectus dated November 5, 2021, included in the above-named Registration Statement, were distributed to prospective underwriters and dealers, institutional investors and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

* * *

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
Name: Michele A.H. Allong
Title: Authorized Signatory

JEFFERIES LLC

By:	/s/ Dustin Tyner
Name: Dustin Tyner
Title: Managing Director

EVERCORE GROUP L.L.C.

By:	/s/ Ed Baxter
Name: Ed Baxter
Title: Senior Managing Director

[Signature Page – Acceleration Request]